Filed Pursuant to Rule 253(g)(2)
File No. 024-10844

FUNDRISE INCOME EREIT II, LLC

SUPPLEMENT NO. 5 DATED NOVEMBER 24, 2020
TO THE OFFERING CIRCULAR DATED AUGUST 24, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT II, LLC (“we”, “our” or “us”), dated August 24, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 25, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Senior Mortgage Loan – The Station East Owner II, LLC

On November 20, 2020, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $19,255,000 (the “Station East II Loan”). The Borrower, The Station East Owner II, LLC, a Delaware limited liability company (“Station East II”), used the loan proceeds to acquire approximately 490,000 square feet of land generally located at the southeast corner of Bradford Way & Zwissig Way, Union City, CA 94587 (the “Station East II Property”). Station East intends to obtain entitlements for various for-sale and for-rent products, totaling approximately 351 units.

Station East II is managed by the principal of Integral Communities, Craig Manchester. Integral Communities has completed approximately 30 projects totaling roughly 6,000 for-sale lots and 2,300 multifamily units. The projects are valued in excess of $1 billion.

The Station East II Property is composed of two parcels, both of which are unimproved.

On the original closing date of the Station East Senior Loan, Station East was capitalized with approximately $8,037,000 of equity capital from the Sponsor.

The Station East II Loan bears an interest rate of 9.5% per annum, with an amount equal to 9.5% per annum paid current on a monthly basis through the maturity date, November 20, 2023 (the “Station East II Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 1.5% of the Station East II Loan amount, paid directly by Station East II.

Station East II has the ability to extend the Station East II Maturity Date for one six-month period. To exercise the extension option, all interest must be paid and Station East II will be required to pay an extension fee of 1.0% of the funding provided. During the extension period, the interest rate will increase to 10.0%.

The Guarantor, The Eugene and Maxine Rosenfeld Family Trust, provided customary springing and carve-out guarantees.

As of its closing date, the Station East II Loan’s loan-to-cost (or LTC) ratio was approximately 69.0%. The LTC ratio is the amount of the Station East II Loan divided by the land purchase price and associated costs of the land development. As of its closing date, the Station East II Loan’s loan-to-value (or LTV) ratio was approximately 88.0%. The LTV ratio is the amount of the Station East II Loan divided by the November 2020, third-party appraised value of the Station East II Property. There can be no assurance that such value is correct.

The Station East II Property is located in Union City, CA, within the San Francisco MSA. The Subject’s site is approximately 31 miles southeast of San Francisco. The Station East II Property is within close proximity to parks, shops, restaurants and the employment centers in San Francisco, Oakland and Silicon Valley.

As the Station East II Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.